UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-17686

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DiVall Insured Income Properties 2 Limited Partnership

(Full Name of Registrant)

Not applicable

(Former Name if Applicable)

1900 W. 75th Street, Suite 100

(Address of Principal Executive Office (Street and Number))

Prairie Village, KS 66208

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

DiVall Insured Income Properties 2 Limited Partnership (“DiVall”) has experienced a delay in filing its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (the “Form 10-Q”) by May 15, 2025. DiVall is unable to file its Form 10-Q within the prescribed time period because it requires additional time to prepare and review its financial statements, including the notes thereto, for the quarter ended March 15, 2025, primarily due to a transition of certain financial personnel and staff of DiVall while DiVall primarily focuses its resources on its pending wind-up and dissolution. As a result, DiVall needs additional time to prepare and complete certain disclosures and analyses required to be included in the Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bruce Provo	(816)	421-7444
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DiVall sold its remaining three properties in October 2024, and therefore did not own, lease, or sell any properties during the period ended March 31, 2025. As a result DiVall expects that it will not report operating income for the period ended March 31, 2025.

DiVall Insured Income Properties 2 Limited Partnership

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2025	By:	/s/ Bruce Provo
	Name:	Bruce Provo
	Title:	(President and Chief Financial Officer, and Duly Authorized Officer of the General Partner of DiVall Insured Income Properties 2 LP)